SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

(Translation of Registrant's name into English)
GOL INTELLIGENT AIRLINES INC.

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call – 1Q11 Results

May, 2011

GOL

Linhas aéreas inteligentes

“Consistent Investment Case”

GOLL4 NÍVEL2 BM&FBOVESPA

GOL LISTED NYSE



Disclaimer

"The material that follows is a confidential presentation of general background information about GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without GOL's prior written consent".

Agenda

***Constantino Júnior**, Founder and CEO*

1 GOL and Its Competitive Advantages

2 Positive Brazilian Economic Environment

3 GOL Effect in Brazilian Airline Sector

4 Focus on Profitability

***Leonardo Pereira**, Executive VP, CFO and IR Officer*

5 Financial Results

6 GOL in the Future

7 Guidance

8 Q&A


GOL
GOB

1 | GOL and Its Competitive Advantages

Largest Low Cost Airline in Latin America

Largest route network in Latin America with high frequency in major cities

GOL Advantages

- Low Cost model
- Standardized fleet of B737 Next Generation Aircraft
- 59 domestic destinations / 14 international destinations
- 900 flights per day
- More than 160.5 million passengers carried
- Largest e-commerce platform in Latin America
- Dominant position in Brazil's main airports
- Smiles: GOL's mileage program (more than 7.4 million participants)
- Differentiated Services (Buy on Board)

Focus on Short-Haul Flights


2 hours or less
2-3 hours
3 hours or more
2-hours or less flight range represents 90% of total flights
6%
4%

Dominant position in Brazil's Main Airports[1]


Brasília
(Brasília)
5%
44%
47%
Confins
(Belo Horizonte)
13%
52%
34%
Santos Dumont
(Rio de Janeiro)
25%
37%
Curitiba
(Curitiba)
26%
42%
32%
Congonhas
(São Paulo)
6%
46%
Galeão
(Rio de Janeiro)
36%
58%
1
2
3
4
5
6

Southeast Region:
-75% of GDP
-65 % of total traffic, in which 65% are business passengers

(1) Source: ANAC and Infraero



2| Positive Brazilian Economic Environment

Brazilians Continue Prone to Consume in a Potential Market of Over 140 million ...

GOL was born with the focus on attending the new Brazilian middle class / trend of demand growth by stimulating tariff

Increase in Brazilian Middle Class (mm)



2010
101
2003
76
+33%

Net Formal Jobs Creation (mm)



591
762
645
1,523
1,254
1,229
1,617
1,452
995
2,137
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Consumer Confidence Index



125.0
120.0
115.0
110.0
105.0
100.0
95.0
Sep-05
Jan-06
May-06
Sep-06
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10

Brazilian Consumer Intentions (2009)



34%
34%
28%
21%
17%
Appliances
Furniture
Travel / Leisure
Phones
Computers

Source: IBGE, Pesquisa FGV e CAGED

... Considering This, Demand Grows Strongly in Brazilian Market

Domestic market demand grows an average of 3.0 to 4.0 times over GDP

2nd Greater Increase among World Demand

Domestic Market (2009 vs. 2008)



11.6%
9.7%
-6.1%
-3.6%
-8.2%
-5.4%
17.7%
22.1%
Ásia
América Latina
África
América do Norte
Europa
Oceania
Brasil
China

4th World Largest Aviation Market

Domestic Market - in billion RPK (2009)



855
279
61
53
50
47
46
42
EUA
China
Japão
Brasil
Austrália
Rússia
Canadá
Índia

GOL Presents Assets Optimization Through Higher Load Factor



61.0%
60.1%
65.7%
73.4%
70.2%
61.1%
71.3%
71.1%
72.4%
5,821
9,548
5,795
9,635
6,706
10,213
7,771
10,592
7,834
11,158
6,59
11,054
8,266
11,595
8,315
11,699
8,591
11,875
1Q09
2Q09
3Q09
4Q09
1Q11
2Q10
3Q10
4Q10
1Q11
Demand
Capacity
Load Factor

Source: ICAO (International Civil Aviation Organization), ANAC and IBGE


voe
GOL

3| GOL Effect in Brazilian Airline Sector

"GOL Effect": Stimulating Demand

Demand's history (RPK billion) and tickets sales through e-commerce, after eliminating traditional paper tickets


% of Tickets Sales through e-Commerce
54%
62%
80%
86%
88%
88%
87%
82%
93%
94%
2002 2003 2004 2005 2006 2007 2008 2009 2010 1Q11


Effect
GOL
Average Growth pre-GOL : 6% y.y.
Average Growth: 15% y.y.
12 12 13 16 16 16 22 19 20 24
27 28 28 26 28 35 40 46 57 70
2 4 6 7 11 15 19 19 24 28
25 24 22 19 17 20 22 27 33 42
1992 1993 1994 1995 1996 1997 1998 1999 2000 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010
GOL
Industry

Interstate Bus was Consumer Preference

Cultural barrier prevented airline industry's rapid growth

Bus versus Airlines (in million passengers)



71
71
67
68
62
62
54
51
66
31
28
31
37
41
43
44
55
49
EFFECT
GOL
For the 1st time in the history, airline exceeds the bus
2002
2003
2004
2005
2006
2007
2008
2009
2010



GOL

GOL X Interstate Bus Cost-Benefit Comparison

São Paulo – Fortaleza	Bus	GOL
Fare (one way)	R$347	R$358
Time	50 hours	3 hours
São Paulo – Recife	**Bus**	**GOL**
Fare (one way)	R$317	R$279
Time	45 hours	3 hours

Source: Agência Nacional de Transporte Terrestre (ANTT), Agência Nacional de Aviação Civil (ANAC), IBGE and Folha de São Paulo

Strong Domestic Industry Growth

GOL was the company that registered highest increase in load factor (2.6 p.p.) in the industry year-over-year

Demand (RPK Bn), Supply (ASK Bn) and Load Factor of 1Q11 vs 1Q10 - Domestic

Load Factor	1Q10	1Q11	VAR (%)
GOL	70.9%	73.5%	2.6 p.p
TAM	69.3%	70.5%	1.1 p.p
AZUL	81.1%	80.3%	(0.9 p.p)
WEBJET	80.6%	78.1%	(2.5 p.p)
OTHERS	67.9%	68.3%	0.4 p.p
INDUSTRY	71.1%	72.8%	1.7 p.p



9.0%
14.8%
82.8%
3.0%
53.4%
16.9%
7.1
7.8
7.3
8.4
0.9
1.6
1.1
1.1
0.8
1.3
17.2
20.1
GOL
TAM
AZUL
WEBJET
Others
Industry
Demand (RPK) 2010
Demand (RPK Bn) 2011



5.1%
12.9%
84.7%
6.3%
52.4%
14.4%
10.0
10.5
10.6
11.9
1.1
2.0
1.3
1.4
1.2
1.9
24.2
27.7
GOL
TAM
AZUL
WEBJET
Others
Industry
Supply(ASK) 2010
Supply (ASK Bn) 2011

GOL’s Market Efficiency Has Increased

GOL was the only company in the industry which increased its Market Share reducing its Seat Share in a annual and quarterly comparison

Domestic Market Efficiency

Market Share/Seat Share	1Q10	1Q11	VAR 1Q11/1Q10 (%)	4T10	VAR 1Q11/4Q10 (%)
GOL	1.00	1.01	1.5%	1.00	1.3%
TAM	0.98	0.97	-0.5%	0.98	-0.9%
AZUL	1.14	1.11	-3.2%	1.14	-3.0%
WEBJET	1.13	1.08	-5.2%	1.07	0.5%
OTHERS	0.96	0.94	-1.5%	0.97	-3.0%

Market efficiency increased

Market Share 1Q11 vs 4Q10



+0.3 pp
-1.1 pp
+0.6 pp
+0.1 pp
+0.2 pp
38.3% 38.6%
42.9% 41.8%
7.1% 7.8%
5.5% 5.6%
6.1% 6.3%
GOL
TAM
AZUL
WEBJET
Others
Mkt Share 4Q10
Mkt Share 1Q11

Seat Share 1QT11 vs 4Q10



-0.3 pp
-0.9 pp
+ 0.7pp
0.0 pp
+0.4 pp
38.3% 38.0%
44.4% 43.1%
6.3% 7.0%
5.2% 5.2%
6.3% 6.7%
GOL
TAM
AZUL
WEBJET
Others
Seat Share 4Q10
Seat Share 1Q11


.com
PR-GOQ
.com
PR-GOO

4 | Focus on Profitability

Initiatives with Focus on Profitability Continuing the Company's Strategy

Generate continuous growth through initiatives in operation, new products and services and ancillary revenue development

GOL Keeps Its Growth Plan

Strong Economic Growth

Organic growth: Brazil and Latin America Medium and high density Markets	Strong market position and efficient fleet plan	Consistent business model with focus on profitability



www.voegol.com
GOL

Focus on Efficiency



- Increase on Utilization Rate
- Expansion of GOL network
- Focus on profitability: a review of low demand destinations (discontinuation of Bogota flights on June 1st this year)

Improving Costs Even More

- 2 B767-300 returned (- R$20 million)
- Operational optimization (- R$45 million)
- ACARS and GPS landing system
- New aircraft – all Boeing 737-800 NG
- Increase on online check-in

Ancillary Revenue Development

- E-commerce: sale of ancillary products (car rentals, travel insurance, booking hotels,..)
- Gollog: new terminal in Guarulhos (1st half 2011)

Market Environment

Focus on remaining the largest low-cost company in Latin America

Macro Scenario

- ✓ Future market monitoring for oil and Dollar
- ✓ Focus Report (Bacen) for brazilian macroeconomic data and other reports

Pricing behavior

- ✓ Active yield management
- ✓ Demand elasticity 3.5x GDP

Focus on Produtivity:

- ✓ Productivity increase, aircraft utilization and load factor
- ✓ CASK ex-fuel reduction and costs manageable compression

Network:

- ✓ Focus on less than 3 hours domestic flights
- ✓ Higher frequency among Brazil's main airports
- ✓ Main airports occupancy: GRU, CHG and BSB




Gollog
Serviço de cargas aéreas
Gollog
2161 - 7100

5| Financial Results

1Q11 Highlights

In 1Q11, the Company reduced its costs (ex-fuel), stimulated demand (growth of 9.7% compared to 1Q10) and increased its ancillary revenue

Operational Highlights

Operational Highlights	1Q11	4Q10	1Q10	Var% 1Q11/10
Capacity	11,875	11,699	11,158	6.4%
Demand	8,591	8,315	7,834	9.7%
Load Factor	72%	71%	70%	+2.1 p.p
CASK (R$)	14.33	13.74	13.79	3.9%
CASK Ex-Fuel (R$)	8.69	8.75	8.85	-1.8%
RASK (R$)	15.96	15.98	15.50	3.0%
Spread (RASK – CASK)	1.64	2.24	1.72	-0.9%

Revenues Highlight

Net Operating Income (R$ MM)	1Q11	1Q10	VAR (%)	4Q10	VAR (%)
Total Net Revenue	1,895.7	1,729.8	9.6%	1,869.8	1.4%
Passenger Revenue	1,703.8	1,567.9	8.7%	1,698.0	0.3%
Ancillary Revenue	191.9	161.9	18.5%	171.9	11.6%
(%) Ancillary Revenue	**10.1%**	**9.4%**	**+ 0.7 p.p**	**9.2%**	**+0.9 p.p**

* 1T11 does not include the non-recurring expenses, or cash item, valued at approximately R$120 million.

Financial Indicators


15.27
15.50
14.39
15.43
15.98
1,730
1,591
1,789
1,870
1,896
1Q10
2Q10
3Q10
4Q10
1Q11
Net Revenue (R$MM)
RASK (cents of Real)


13.79
13.87
13.81
13.74
14.34
8.85
8.70
8.81
8.75
8.70
1Q10
2Q10
3Q10
4Q10
1Q11
CASK (cents of Real)
CASK Ex-Fuel (cents of Real)


11.1%
3.6%
10.5%
14.0%
10.2%
191
57
187
262
193
1Q10
2Q10
3Q10
4Q10
1Q11
EBIT (R$MM)
Margin EBIT


23.4%
17.2%
21.3%
25.4%
21.8%
405
274
381
475
411
1Q10
2Q10
3Q10
4Q10
1Q11
EBITDAR (R$MM)
Margin EBITDAR

Financial Indicators


28.3%
24.0%
24.7%
26.3%
25.9%
1,496
1,589
1,768
1,978
1,847
1Q10
2Q10
3Q10
4Q10
1Q11
Total cash (R$MM)
Total cash/ Net revenue (LTM)


5.8x
5.8x
5.6x
5.0x
4.8x
7,317
7,352
7,532
7,631
7,344
1Q10
2Q10
3Q10
4Q10
1Q11
Adjusted Gross Debt
Adjusted Gross Debt/ EBITDAR (LTM)


564
597
338
346
313
2.7x
2.7x
5.2x
5.7x
5.9x
1Q10
2Q10
3Q10
4Q10
1Q11
Short Term Debt (R$MM)
Total cash / Short Term Debt


1,253
1,268
1,350
1,535
1,543
4.4x
4.1x
4.2x
4.5x
4.4x
1Q10
2Q10
3Q10
4Q10
1Q11
EBITDAR UDM (R$MM)
EBITDAR / Interest expenses

Without Refinancing Risk For the Next Two Years

- GOL completed the necessary actions to create a comfortable schedule of amortization
- Leverage reduction (Adjusted Gross Debt / EBITDAR LTM) 4.8x in 1Q11
- GOL deleveraged the balance sheet, and at the same time, generates operating cash



Debt Maturity
141
37
51
18
598
1,717
2011
2012
2013
2014
2015
After 2015

Total Cash in 25.9% of net revenue (LTM)

Risk Management

The efficient risk management is essential to ensure GOL's growth strategy

Hedge

Fuel – 1Q11:

WTI hedge for oil of 23% for the next 12 months comsuption at an average price of US$98,84 per barrel



112.32
96.72
99.84
97.26
45%
32%
11%
6%
2Q11
3Q11
4Q11
1Q12
Percentage of hedge
Future rate agreed

WTI Hedge

- Increase in average Hedge Ratio for the next 36 months for better protection due to the market situation;
- Active management with triggers can lead to protection for the next 36 months up to 24%

April Review

Current protection	% Averate HR
12 months	38%
24 months	19%
36 months	12%

Exchange Rate Hedge

- 30% of foreign currency expenses for the next 12 months

Interest Rate Hedge

- Fixed rates below 4% to 90% of finance lease aircrafts, including 2011 and 2012 deliveries


GOL

6| GOL in the Future

Latest Developments

Joint MRO Operation with Delta Airlines

- ✓ Review of approximately 50% of CFM56-7 engine and maintenance of Boeing 737NG parts
- ✓ FAA certification (lower aircraft redelivery costs)

Cost Reduction Measures

- ✓ 1,100 Positions discontinued (200 employees in March/2011) US$30MM savings
- ✓ Returned 2 B767 with Aiwas (savings of US$12MM/year as of 2012)
- ✓ Active Network Management

Conclusion

GOL Plans

GOL Strategy

- ✓ Stimulate Demand (market penetration)
- ✓ Strong Balance Sheet
- ✓ Focus on Profitability



Fleet Management



- Revival of market interest for B767 aircraft
- Focus on B737-800 (exchange 700 for 800s)

Daily Task

- Zero cost budget implemented in 2010 (reducing costs)
- Keep cash balance
- Efficiency (high load factor and single fleet utilization rate)
- Active management of route network and yields

Stimulate demand with consistent focus on increasing profitability and balance sheet


CENTRO DE MANUTENÇÃO
GOL

7| Guidance

2011 Guidance

2011 Guidance	Previous Scenario Worst-case	Previous Scenario Best-case	Current Scenario Worst-case	Current Scenario Best-case
Brazilian GDP Growth	4.0%	5.0%	4.0%	5.0%
Domestic Demand Growth (%RPKs)	10.0%	15.0%	10.0%	15.0%
Supply Growth in Relation to GDP	0.75x	1.0x	0.75x	1.0x
Passengers Transported (MM)	33	36	34	36
GOL Capacity (ASKs billion)	48.0	51.5	48.0	50.0
Fleet (end of period)	115	115	115	115
Yield (R$ cents)	19.5	21.0	19.5	21.0
GOL Demand (RPKs billion)	32.0	35.0	33.0	35.0
Departures (000)	315	340	315	340
CASK Ex-fuel (R$ cents)	8.9	8.5	8.7	8.3
Fuel Liters Consumed (billion)	1.50	1.65	1.55	1.65
Fuel Price (R$/liter)	1.83	1.60	2.10	2.00
Average WTI (US$/barrel)	93	82	115	100
Average Exchange Rate (R$/US$)	1.80	1.70	1.68	1.58
Operating Margin (EBIT)	11.5%	14.0%	6.5%	10.0%